UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41641

SHL TELEMEDICINE LTD.
(Translation of registrant’s name into English)

 90 Yigal Alon Street
Tel Aviv 67891, Israel
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

EXPLANATORY NOTE

On September 16, 2025, SHL Telemedicine Ltd. (the “Company”) issued a press release titled “SHL announces Special General Meeting results”, a copy of which is furnished herewith as Exhibit 99.1, and which is incorporated by reference herein.

EXHIBIT INDEX

Exhibit	Description

99.1	Press release, dated September 16, 2025, titled “SHL announces Special General Meeting results”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHL TELEMEDICINE LTD.

By:	/s/ Lior Haalman
Lior Haalman
Chief Financial Officer

September 16, 2025